767 Fifth Avenue

New York, NY 10153-0119

+1 212 310 8000 tel

+1 212 310 8007 fax

June 1, 2015

VIA EDGAR TRANSMISSION

Mara Ransom

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	Ollie’s Bargain Outlet Holdings, Inc.
Draft Registration Statement on Form S-1
Submitted April 17, 2015
CIK No. 0001639300

Dear Ms. Ransom:

On behalf of our client, Ollie’s Bargain Outlet Holdings, Inc., a Delaware corporation (the “Company”), we are confidentially submitting herewith electronically via EDGAR, Amendment No. 1 (“Amendment No. 1”) to the Draft Registration Statement on Form S-1 of the Company (CIK No. 0001639300) (the “Registration Statement”). In connection with such submission, set forth below are the Company’s responses to the comments of the Staff communicated in its letter addressed to the Company, dated May 15, 2015. We are sending to the Staff under separate cover courtesy copies of Amendment No. 1, including copies marked to show the changes effected by Amendment No. 1.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 1.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that to date no such written communications have been made. In the event such written communications are made, the Company respectfully advises the Staff that it will supplementally provide such materials to the Staff.

2.	We note references in this section and throughout your prospectus to third-party sources for statistical, qualitative and comparative statements contained in your prospectus. For example, we note your references to research from Jeff Green Partners. Please provide copies of these source materials to us, appropriately marked to highlight the sections relied upon and cross-referenced to your prospectus. Please also tell us whether these reports and articles are publicly available without cost or at a nominal expense to investors and whether you commissioned any of the referenced sources.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the only third-party source referenced in the prospectus is a survey from Jeff Green Partners. The Company has supplementally provided the Staff with appropriately marked and cross-referenced copies of the Jeff Green Partners survey. The survey is not publicly available to investors. Jeff Green Partners is an independent third party and is not an expert within the meaning of Rule 436 of the Securities Act. The Jeff Green Partners survey was commissioned by the Company in February 2015. The survey was not commissioned by the Company specifically for use in connection with the Registration Statement.

Summary,

Our company, page 1

3.	In the second paragraph of this section, your disclosures suggest that your financial performance is not impacted by the economic environment. However, we note from your disclosures elsewhere, such as in your risk factors, that changing economic conditions can materially affect your performance. You also state that increased consumer spending related to lower gasoline prices contributed to an increase comparable store sales on page 52. Please revise your disclosures to explain consistently how, if at all, the historical and present economic environment has affected your operations.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that while its results are impacted by economic conditions, given the dynamics of its business model the Company believes it is less susceptible to economic downturns than many other retailers resulting in consistent or positive performance during varying economic conditions. The Company has revised the disclosure on pages 1, 49, 71 and 77 in response to the Staff’s comment.

4.	Please explain why you “believe 100% of [y]our stores have generated positive four-wall EBITDA on a trailing 12-month basis” (emphasis added) when this data should be quantifiable.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 1, 71 and 77 in response to the Staff’s comments to remove the statement of belief for periods since 1998, for which the data is quantifiable. The Company respectfully advises the Staff that, prior to 1998, the Company operated as a significantly smaller business with 13 stores, and its belief that its stores were profitable in each fiscal year since opening its first store in 1982 is based on the experience of members of management, including Mark Butler, the Company’s co-founder, Chairman, President and Chief Executive Officer, who were closely involved in each store’s performance during the periods prior to which comparable financial data is available.

5.	We note the graphs on page 2 presenting five year CAGR for total stores, net sales and Adjusted EBITDA. We have the following comments concerning your presentation of fiscal year 2012:

•	We note the reconciliation of Adjusted EBITDA to net income on page 13. Please confirm our assumption, if true, that the adjustments to EBITDA remove all items related to the CCMP Acquisition which would cause the predecessor and successor periods of 2012 not to be comparable.

The Company acknowledges the Staff’s comment and respectfully confirms to the Staff that the adjustments to EBITDA for fiscal year 2012 remove all items related to the CCMP Acquisition which would cause the predecessor and successor periods of 2012 not to be comparable.

•	We note that you adjusted 2012 to eliminate the impact of the five week period ended February 2, 2013 and to reflect a 52 week period. Please explain to us why it is meaningful to present a fiscal year ending on December 29, 2012 after you changed your fiscal year end to the Saturday closest to January 31. It appears that you should instead present the 52 week period ending on February 2, 2013. Please advise or revise.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure on pages 2 and 72 in response to the Staff’s comment to present the 53-week period ended February 2, 2013.

Our competitive strengths

Strong and consistent store model built for growth, page 3

6.	We note a target cash-on-cash return of 55% in the first 12 months of store operations. Please disclose whether your new stores have achieved this target in the past and disclose the periods, if any, in which this target has been achieved.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 3, 49, 73 and 78 in response to the Staff’s comment.

Summary historical consolidated financial and other data, page 10

7.

We note you intend to present pro forma as adjusted earnings per share which will give effect to the Stock Split, your sale of common stock in this offering and the expected use of proceeds. Please note that your presentation of pro forma earnings per share should comply with Article 11 of Regulation S-X. In doing so, the denominator used in computing pro forma earnings per share should include only those common shares whose proceeds are reflected in pro forma adjustments to the income statement. Since your Use of Proceeds disclosures indicate you intend to use a portion of the net proceeds for working capital and general corporate purposes, and these uses will not create pro forma adjustments to the income statement, the shares whose proceeds are used for these purposes should not be included in your calculation of pro forma earnings per share. However, we will not object if you wish to present additional earnings per share data reflecting the issuance of all shares in this offering if you consider this information meaningful. If you choose to present this additional earnings per share data, it should be presented in addition to the pro forma earnings per share data described above and should be labeled appropriately so that it does not imply this is pro forma earnings per share as that term is defined in Article 11 of Regulation S-X.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its Use of Proceeds to reflect that all proceeds will be used to repay debt. See pages 8 and 39.

8.	Please revise footnote (3) to include disclosure that clearly shows the calculation of pro forma earnings per share and, if applicable, additional earnings per share for each period presented. In this regard, please ensure the revised disclosure explains all of the adjustments to compute the numerator and the denominator of the earnings per share data consistent with the pro forma footnote requirements of Rule 11-02(b)(6) of Regulation S-X. Tabular disclosure of these adjustments may provide ease of understanding for your investors.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 12 in response to the Staff’s comment.

9.	We note you are using Adjusted EBITDA to assess operating performance of the Company. Please provide us with your analysis of whether you also are using this measure to assess liquidity. In this regard, we that you use this measure for the preparation of your internal annual operating budget and to assess compliance with various metrics associated with your Senior Secured Credit Facilities.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it uses Adjusted EBITDA as a performance measure and not as a liquidity measure. The Company uses Adjusted EBITDA to develop its operating budgets, which are based on the Company’s projected performance, and it does not consider Adjusted EBITDA as material to an investor’s understanding of the Company’s liquidity, capital resources or its borrowings under its Senior Secured Credit Facility. The Company has also revised the disclosure on pages 13 and 52 to remove the reference to assessing compliance with various metrics associated with the Company’s Senior Secured Credit Facilities, which utilize different metrics.

10.

You indicate in footnote (4) that Adjusted EBITDA provides additional information to investors about certain material non-cash items and about unusual items that you do not expect to continue at the same level in the future. Please tell us the “unusual items” that are excluded from Adjusted EBTIDA. Please also describe to us the nature of these amounts and your basis for determining that such items are unusual. In this regard, note that pursuant to Item 10(e)(1)(ii)(B) of Regulation S-K, you should not adjust a non-GAAP performance measure to eliminate or smooth items identified as non-recurring or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. The fact that you expect the amount of the charge or gain to vary from year to year does not warrant description of the item as unusual. If you believe that you have appropriately described certain adjusting items as “unusual,” please also revise your disclosure to explain to your investors which items are unusual and why you believe they are unusual.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on pages 13 and 52 to clarify its disclosure about items excluded from Adjusted EBITDA and to remove references to unusual items.

Use of proceeds, page 38

11.	We note you intend to use a portion of the net proceeds from this offering to repay some of the principal amount of your outstanding debt. When you determine the amount of debt to be repaid, please separately quantify the amount of proceeds that will be used to repay the principal amount of your debt and the amount of proceeds that will be used to pay any accrued interest or debt repayment fees such that your disclosure explains all cash payments related to this anticipated repayment of debt.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company expects that the proceeds from this offering will be used only to repay the principal amount of its debt and will not be used to pay any accrued interest or debt repayment fees. The Company further respectfully advises the Staff that it will update its disclosure in a subsequent amendment when the principal amount of debt to be repaid is determined. The Company has revised the disclosure on page 39 in response to the Staff’s comment.

Dilution, page 41

12.	Please quantify the amount of aggregate pro forma net tangible book value as of January 31, 2015. In this regard, while your stock split will change the number of shares outstanding and therefore the per share amount, it will not change the aggregate amount of your total stockholders’ equity.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 43 in response to the Staff’s comment.

Management’s discussion and analysis of financial condition and results of operations, page 46

13.	We note your acknowledgement on page 16 that competitor consolidation may adversely affect your operations. Please provide management’s analysis of any known industry trends or uncertainties that may affect your operating results.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 49 in response to the Staff’s comment.

Overview, page 46

14.	We note your statements highlighting “rapid growth and strong and consistent store performance.” We further note that more than 75% of the growth in net sales came from new store sales, which average $3.9 million in net sales during the first 12 months. Please provide more details regarding the historical performance of comparable store sales with a view to supporting your statements regarding their “strong and consistent” performance.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 48 in response to the Staff’s comment.

How we assess the performance of our business

Comparable store sales, page 48

15.	We note the disclosure of certain performance metrics for new stores in their first one and two years of operations. Please provide a similar discussion of comparable store performance, such as average net sales, target estimates and adjusted EBITDA.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 50 in response to the Staff’s comment.

Fiscal year 2014 compared to fiscal year 2013

Net Sales, page 52

16.	You state, “The increase in comparable store sales was primarily driven by strong deals in food and other categories, including automotive, pets and personal health care, as well as increased consumer spending related to lower gasoline prices.” Tell us whether changes in your product mix, either between major categories of products or between brand name goods and private label brands, had a material impact on the number of transactions, overall sales trends and gross margins. If so, please revise your analysis of results to explain this impact in reasonable detail to your investors. Also, please disclose more detail about the material factors contributing to the increase in comparable store sales, such as any changes in selling prices, volumes and promotional activity. Refer to Item 303(a) of Regulation S-K and the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release No. 33-8350.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that its gross profit and gross margin are impacted by changes in product mix, as some products generally provide higher gross margins. The Company further advises the Staff that its net sales and comparable store sales are also impacted by merchandise mix and availability and by merchandise cost, as well as by the spending habits of its customers. The Company has further revised the disclosure on pages 50 and 51 in response to the Staff’s comment.

Selling, general and administrative expenses, page 52

17.	We note your statement that the increase in selling, general and administrative (SG&A) expense was primarily the result of increases in store-related expenses to support new store growth. Please elaborate on this explanation, including quantifying the increase in SG&A expense related to new store growth. Given your statement that a significant portion of your SG&A expenses are fixed, please tell us how you considered discussing changes in any fixed expenses that comprise SG&A expense, and revise to describe the underlying causes for any significant changes in your fixed expenses. Please refer to the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release No. 33-8350.

The Company acknowledges the Staff’s comment and has revised its disclosure on pages 51, 55 and 57 to clarify that although the components of our SG&A are generally consistent per store and for each new store opening in each period, the amount of SG&A will increase as the Company opens additional stores and as our net sales increase.

Critical accounting policies and estimates, page 57

18.	Please note that the accounting policy notes in the financial statements should generally describe the method you use to apply an accounting principle; whereas the discussion under this heading should present your analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time to the extent such uncertainty or variability could have a material impact on your financial statements. Please include an analysis, to the extent material, of factors such as how you arrived at critical estimates, how accurate the estimate has been in the past, how much the estimate has changed in the past and whether the estimate is reasonably likely to change in the future. In addition, your disclosure should address sensitivity of the estimate to change based on other outcomes that are reasonably likely to occur and would have a material effect. For example, if reasonably likely changes in markdowns used in accounting for your inventory would have a material effect on your financial condition or results of operations, the impact that could result given the range of reasonable outcomes should be disclosed and quantified. Please refer to the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release No. 33-8350.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 63 through 69 in response to the Staff’s comment.

Executive committee, page 80

19.	Please provide a description of the roles and responsibilities assigned to the Executive Committee.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it does not intend to have an Executive Committee at the time of the IPO. The Company has revised the disclosure on page 87 in response to the Staff’s comment.

Certain relationships and related party transactions

Other transactions, page 94

20.	Please disclose the approximate dollar value of Mr. Butler’s interest in the corporate sponsorship relationship.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that Mr. Butler’s interest in the corporate sponsorship relationship was less than the $120,000 threshold required by Item 404 of Regulation S-K. The Company has revised the disclosure on page 107 to remove the reference to Mr. Butler’s interest in the corporate sponsor relationship.

Financial Statements for the Fiscal Year Ended January 31, 2015

General

21.	We note from page 9 that the stock split of your common stock is to be effected prior to the completion of this offering. Please tell us whether the stock split will be effected prior to your request for effectiveness of this Form S-1. If so, please confirm that you will give retroactive effect to the stock split in your financial statements, earnings per share, and related disclosures throughout this filing. Refer to the guidance in SAB Topic 4.C and ASC 260-10-55-12.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it expects that the Stock Split will be effected prior to the effectiveness of the Registration Statement and confirms that it will give retroactive effect to the Stock Split in its financial statements, earnings per share and related disclosures in the Registration Statement when the Stock Split is effected.

Consolidated statements of income, page F-4

22.	Based on the description of cost of sales in Note 1, it appears that no depreciation and amortization expenses have been allocated to cost of sales. Please tell us your consideration of SAB Topic 11.B.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that as disclosed in Note 2, depreciation and amortization expenses associated with our distribution centers are included within cost of sales.

23.	We note the disclosure in Note 5 and Note 8 indicating that you paid a dividend in fiscal 2014 which exceeded earnings for that year. To comply with SAB Topic 1.B.3, please present pro forma earnings per share calculated in accordance with the SAB on the face of your income statement. Additionally, please explain the calculation of this pro forma measure in a prominent location within the footnotes to your financial statements.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it expects to present the appropriate disclosure of pro forma information to comply with SAB Topic 1.B.3 in a subsequent amendment, when further details associated with this offering are available. In addition, the Company respectfully advises the Staff that it will explain the calculation of its pro forma earnings per share in a prominent location within the footnotes to its financial statements in substantially the following presentation:

The table below provides a summary of net income used in the calculation of basic and diluted earnings per common share on a pro forma basis for the periods presented (dollars in thousands):

	First quarter 2015	Fiscal year 2014
Net income	$	$
Reduction of interest expense
Tax effect of the above adjustments

Pro forma net income	$	$

The table below provides a summary of the weighted average common shares outstanding used in the calculation of basic and diluted earnings per common share on a pro forma basis:

	First quarter 2015	Fiscal year 2014
Weighted average common shares outstanding—basic
Incremental shares related to repayment of outstanding borrowings
Incremental shares related to dividends in excess of earnings

Pro forma weighted average common share outstanding—basic
Incremental shares from the assumed exercise of outstanding stock options

Pro forma weighted average common shares outstanding—diluted

(1) Organization and summary of significant accounting policies, page F-7

24.	You disclose on page 3 that over 55% of your sales in fiscal year 2014 were from Ollie’s Army members. We also note from your website that members receive one point for every dollar they spend and for every 250 points earned you send a certificate for 10% off one purchase. Please tell us how you account for reward certificates you issue to members under this rewards program and reference for us the authoritative literature you relied upon to support your accounting. Lastly, tell us why an accounting policy is not warranted for the rewards program, including a quantified assessment of the materiality of your Ollie’s Army reward program.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that Ollie’s Army reward certificates are structured as follows: Ollie’s Army members earn one point for each pre-tax dollar spent and points can be earned on any purchase made at any Ollie’s store. Once the customer accumulates 250 points, the customer automatically receives a 10% off coupon (not a fixed dollar amount) on a prospective purchase. The coupon must be used within a six-month time period and its application is limited to a single transaction.

The Company’s accounting policy related to the loyalty program is to recognize the cost of the promotion in the period the customer uses the percentage-off coupon to purchase merchandise.

When considering its accounting policy related to the loyalty program, two criteria are integral to the Company’s decision: (1) the coupons are percentage-off coupons, not fixed dollar amount coupons; and (2) loyalty program coupons cannot be used in conjunction with other coupons. The issuance of percentage-off coupons requires the customer to purchase merchandise in order to receive the benefit, thereby generating revenue for the Company. Given that the loyalty program coupons are limited to 10%, a loss will not result on the sale of the related products.

The Company believes that currently there is no specific accounting guidance on the accounting for loyalty programs such as the Company operates. The Company believes that by analogy ASC 605-50-25-3, which directs resellers to recognize the cost of a promotion that will not result in a loss on the sale of a product at the later of (1) the time the related revenue is recognized (or when the percentage-off coupon is used) or (2) when the promotion is offered (or when the customer receives the percentage-off coupon), most closely represents accounting guidance related to the issuance of its loyalty program percentage-off coupons. Therefore, following the guidance in ASC 605-50-25-3 by analogy, the Company does not record a liability, and the cost associated with a loyalty program coupon is recognized at the time the coupon is redeemed and the related revenue is recognized, thereby matching the cost associated with a purchase with the revenue the Company receives for that purchase.

25.	Please disclose revenues for each group of similar products unless it is impracticable to do. If providing the information is impracticable, please disclose that fact. Please refer to ASC 280-10-50-40.

The Company acknowledges the Staff’s comment and has revised the disclosure on page F-23 in response to the Staff’s comment.

(m) Revenue recognition, page F-10

26.	Please tell us the amounts of your provisions for sales returns and the allowances for sales returns for each year presented. If material, please disclose the information prescribed by Rule 12-09 of Regulation S-X in Schedule II -Valuation and Qualifying Accounts or in the notes to the financial statements. See Rule 5-04 of Regulation S-X.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that its allowance for sales returns was $0.2 million as of January 31, 2015 and February 1, 2014. The Company has further revised the disclosure on page F-11 in response to the Staff’s comment.

(t) Self-insurance liabilities, page F-12

27.	We note your disclosure that you are self-insured for certain losses related to the Company sponsored employee health insurance program and you estimate the accrued liabilities for your self-insurance programs using historical claims experience and loss reserves. Please tell us whether your accruals include losses from incurred but not reported claims and incidents when the loss is both probable and reasonably estimable, and revise your disclosure to disclose your accounting policy for such claims. Refer to ASC 450-20-25-2 and ASC 720-20-25-14. Also tell us how you considered disclosing the amount of loss at which your stop-loss coverage begins to assist your investors in better understanding the maximum potential exposure resulting from your self-insurance.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that all of its accruals include claims for incidents incurred but not reported as of the balance sheet date. The Company has further revised the disclosure on page F-12 in response to the Staff’s comment. The Company respectfully advises the Staff that its stop-loss coverage is applicable only to the Company’s employee health insurance program for $130,000 per participating employee. Based upon the Company’s assessment, the low levels associated with the stop-loss coverage are such that specific disclosure is not deemed material.

(3) Goodwill and other intangible assets, page F-14

28.	We note that goodwill and other intangible assets comprise approximately 74% of your total assets as of January 31, 2015 and 77% of your total assets as of February 1, 2014. Given the materiality of these accounts, we have the following comments:

•	We assume that all of the goodwill and tradename assets were recorded in connection with the fiscal year 2012 CCMP acquisition. Please confirm our assumption, or if our assumption is incorrect, please explain this matter to us in detail.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that all of the goodwill and tradename assets were recorded in connection with the fiscal year 2012 CCMP Acquisition.

•	To assist us in understanding the material balances recorded for these assets, please provide us in your response with all of the information related to the CCMP acquisition that you would have been required to disclose in your financial statements if the acquisition had occurred during a current reporting period, including but not limited to the purchase price allocation and a reasonably detailed qualitative description of the factors that make up the goodwill recognized. Additionally, please briefly explain to us how each of the major categories of tangible assets, other intangible assets and liabilities were valued to better explain how you determined the residual related to goodwill.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the purchase price allocation at the date of acquisition was as follows (in thousands):

Cash	$4,845
Accounts receivable	395
Inventories(1)	137,855
Prepaid expenses and other assets	4,888
Property and equipment	28,027
Goodwill(2)	444,850
Other intangible assets(3)	236,309
Other assets acquired	155
Current liabilities	(56,572)
Other long-term liabilities(4)	(1,415)
Deferred income tax liabilities	(99,337)

Total	$700,000

(1)	Included in the inventories fair value is a “step-up” adjustment of $3.5 million to record inventory at fair value. This step-up amount will be expensed in cost of sales based upon the turnover of the acquired inventory.
(2)	Goodwill was calculated as the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired and liabilities assumed. Goodwill represents the estimated future economic benefits arising from the other assets acquired that could not be individually identified and separately recognized. Goodwill is primarily attributed to our assembled workforce and the going concern value of the anticipated future economic benefits associated with the Company’s operations. Goodwill is not tax deductible.

(3)	Other intangible assets include $230.4 million of non-amortizing trade names, $4.1 million of favorable leases, $1.6 million of amortizing non-competition agreements and $198,000 of other customer-related intangibles. Goodwill is not tax deductible.
(4)	Other long-term liabilities represents unfavorable lease liabilities which will be amortized to rent expense over the remaining lives of the respective leases.

The assets and liabilities were valued using the following valuation methodologies:

•	Tradename: Income approach using relief from royalty method;

•	Favorable and unfavorable leases: Income approach using discounted cash flow method;

•	Non-competition agreements: Income approach using with and without method;

•	Customer-related intangibles: Cost approach using cost to replace method;

•	Inventories: Net realizable value method; and

•	Property and equipment: Cost approach based upon current replacement cost new, less depreciation attributable to physical, functional and economic factors.

•	We note that your tradename asset is indefinite lived. Please provide us with your reasonably detailed analysis of the criteria specified in ASC 350-30-35-3 to explain to us how you determined this asset has an indefinite life.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the trademarks it has identified as having indefinite lives are Ollie’s® and Ollie’s Bargain Outlet®. Each of these trademarks has been registered with the United States Patent and Trademark Office.

The Company first registered the Ollie’s Bargain Outlet® trademark (stylized) on March 2, 1993 (Reg. Nos. 1755917), the Ollie’s Bargain Outlet® trademark (words only) on October 30, 2012 (Reg. Nos. 4233334) and the Ollie’s® trademark on October 23, 2012 (Reg. Nos. 4230186). In addition, the Company has recently filed to register another “Ollie’s Bargain Outlet” trademark addressing certain color features in the Company’s branding (Serial Number 86/423001) and has no reason to believe that it will fail to mature into a trademark. Following an initial mandatory maintenance filing between the fifth and sixth year after registration is granted, the trademark registrations are renewable not later than every tenth year starting from the tenth anniversary of the original registration date. The current terms of the registrations end in October 23, 2018 and March 2, 2023 for Ollie’s® and for Ollie’s Bargain Outlet®, respectively. Historically, there has been no successful challenge to registering any of our trademarks or renewing any such registration. Based on current fee schedules, the cost of each renewal is approximately $1,000, and the Company intends to renew the registrations indefinitely.

Given the strong recognition of such trademarks, the longevity of such trademarks and the expected use of such trademarks, the Company did not identify any legal, regulatory, contractual, competitive, economic or other factors that would potentially limit the respective lives of such trademarks. Based on the above, and considering the guidance in ASC 350-30-35-1 through 5, the Company concluded that such trademarks should be recorded as having indefinite lives.

(5) Debt obligations and financing arrangements, page F-15

29.	We note the Credit Facility and Amended Term Loan include restrictions on dividend payments and your disclosure elsewhere in the filing indicating that such restrictions may limit the ability of your subsidiaries to pay dividends. As such, it appears that you should provide the disclosures required by Rule 4-08(e)(3) of Regulation S-X. Please tell us the restricted net assets of consolidated subsidiaries and, if applicable, describe the nature of the restrictions on the ability of your subsidiary to transfer funds to you in the form of dividends, loans or advances in more detail and disclose the amount of retained earnings or net income restricted or free of restrictions. Refer to Rule 4-08(e)(3) of Regulation S-X. Also tell us how you considered the applicability of Schedule I.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Amended Term Loan and the Credit Facility restrict all of the net assets of the Company’s consolidated subsidiaries, which constitutes all of the net assets on the Company’s consolidated balance sheet, from being used to pay any dividends or make other restricted payments to the Company, subject to certain exceptions, without the prior written consent from the financial institutions party to the Company’s Amended Term Loan and Credit Facility. Because all of the net assets of the consolidated group are held by consolidated subsidiaries, the disclosures as required by paragraphs 3(i) and (ii) of Rule 4-08(e) of Regulation S-X and Schedule I prescribed by Rule 12-04 of Regulation S-X as required by Rule 5-04 of Regulation S-X would be the same as the consolidated financial statements. As such, the Company has revised its disclosure on page F-18 to indicate that all of the net assets of the consolidated subsidiaries, which constitute the net assets of the consolidated group, are restricted.

Item 17. Undertakings

30.	Please revise to provide the undertakings required by Item 512(a)(6) of Regulation S-K.

The Company acknowledges the Staff’s comment and has revised the disclosure on page II-5 in response to the Staff’s comment.

Power of attorney, page II-6

31.	Please revise to indicate that Mr. Butler signs in his capacity as a Director or Chairman of the Board, in addition to his capacity as President and Chief Executive Officer.

The Company acknowledges the Staff’s comment and has revised to indicate that Mr. Butler additionally signs in his capacity as a Director or Chairman of the Board.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (212) 310-8971.

Sincerely yours,

/s/ Alexander D. Lynch

Alexander D. Lynch
Weil, Gotshal & Manges LLP

cc:	John Swygert

Executive Vice President and Chief Financial Officer

Ollie’s Bargain Outlet Holdings, Inc.